

January 11, 2011

Mr. Gil Van Bokkelen
Chairman and Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

      Re: Athersys, Inc.
             Form 10-K for the Year Ended December 31, 2009
             Form 10-Q for the Quarter Ended September 30, 2010
             File No. 001-33876

Dear Mr. Van Bokkelen:

We have reviewed your filings and your response dated January 6, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please respond to this letter within ten business days by amending your filing, providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35
Liquidity and Capital Resources, page 40

1. You disclose on page 33 that you rely upon dividends and other payments from ABT Holding Company to generate the funds to make dividend payments. You further discuss that ABT Holding has no obligation to make payments to you. Revise your liquidity section to state that your ability to fund operations is dependent on the results of

operations of ABT Holding Company and their ability to provide cash. Also, disclose if any dividends, loans or other distributions from your subsidiaries are in fact subject to material contractual, restrictive governmental regulations or other restrictions and if so, disclose the nature of those restrictions.

Notes to Consolidated Financial Statements, page 53
B. Accounting Policies, page 54
Revenue Recognition, page 55

2. It appears that the collaboration agreement with Pfizer has the following deliverables:
   - The grant of a license and access to your technology;
   - Performance of research & development services;
   - Royalties; and
   - Manufacturing services;

   You disclose on page 66 that "these deliverables should be combined into a single unit of accounting." Please clarify in your disclosure your revenue recognition policy for each of the deliverables under this agreement. Your response and revised disclosure should also discuss any required participation in a joint steering committee and your accounting for this obligation. Your agreement filed as Exhibit 10.42 includes a provision that you must establish a Joint Steering Committee to oversee and coordinate the parties' responsibilities and activities in accordance with the agreement.

3. Clarify whether or not the $6.0 million up-front license fee from Pfizer is non-refundable. To the extent the fee is refundable, please disclose the terms upon which you would have to refund this fee and how you considered this in your accounting for the up-front payment.

4. You state on page 66 that you will recognize the up-front license fee over the estimated performance period, which you estimate to be completed in 2012. It appears that in the agreement with Pfizer, they may elect, in their sole discretion, to extend the research term. Clarify whether or not the extension of the research program was taken into account when determining the estimated term over which you amortize the upfront fee from Pfizer.

Form 10-Q for the Quarter Ended September 30, 2010
Note 6. Collaboration Agreements and Revenue Recognition, page 9
RTI Biologics, Inc.

5. Please disclose if the collaboration term, for which the registrant has responsibilities and obligations in accordance with the agreement, is expected to be completed in the third quarter of 2011 as disclosed in Note 6. In this regard, you disclose that you are recognizing the license fee over the estimated performance period, which is expected to be completed in the third quarter of 2011, however the agreement filed as an exhibit to your Form 10-Q has a term of the longer of 5 years from date of execution, 2 years after

the last sale or distribution, or active life of patents. Please clarify what is expected to be completed in the third quarter of 2011 and how your amortization period of the license fee is appropriate.

6. Please disclose the period over which you are to provide technical assistance to RTI as defined in the agreement and what consideration was given to the technical assistance period in determining the length of time to ratable recognize the upfront payment as this appears to be a continuing obligation of the registrant.

7. You disclose the license fee from RTI is $3 million that will be paid in three installments. Your filed agreement states that the license fee is $5 million to be paid in five installments. Please clarify the amount of the upfront license fee, when you expect to be paid the remaining $2 million of the $5 million and how you have accounted for the remaining $2 million to be received in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant at (202) 551-3652 or Melissa N. Rocha, Branch Chief at (202) 551-3854 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim Rosenberg
Senior Assistant Chief Accountant